Exhibit 99.1

Skeena Gold & Silver Signs Interconnection Agreement with Coast Mountain Hydro and Secures Access to Clean, Cost-Effective Energy Supply for Eskay Creek

Vancouver, BC (May 22, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to complete a signed interconnection and transmission agreement (the “agreement”) with Coast Mountain Hydro Limited Partnership (“CMH”). The agreement allows Skeena to connect to CMH’s transmission line for the Company’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”). CMH operates three run-of-river hydroelectric facilities including Forrest Kerr, McLymont Creek, and Volcano Creek Hydro Projects which provide power to the BC Hydro Northwest Transmission Line. CMH is partly owned by the Tahltan Nation and provides clean renewable power to Tahltan communities within the Northwest British Columbia Corridor.

Randy Reichert, President & Chief Executive Officer, commented: “The agreement signed with CMH allows for power connection 17km from the Project. By securing this tie-in, we eliminate the need to construct our own transmission line and infrastructure to connect to the BC Hydro grid, saving significant capital costs. Over the past month, we’ve successfully completed the first tie-ins to the 287-kilovolt(“kV”) CMH transmission line. This gateway will enable Skeena to secure industrial electricity rates from BC Hydro of approximately CAD $0.06/ kWh for the project—a highly competitive rate that will lower both operating costs and emissions, as compared to the global mining industry standard. This agreement marks another step forward in de-risking the Project and brings us one step closer to securing clean, cost-effective power at Eskay Creek.”

The Interconnection and Transmission Service Agreement

Under this agreement, Skeena will connect to CMH’s transmission line, which is linked to the BC Hydro network. This connection will enable Skeena to purchase electricity for the Project directly from BC Hydro by paying a tolling charge to CMH. As part of the project design, Skeena will construct a substation with a 30-year design life together with metering devices to monitor the energy consumption of the project. The agreement will automatically renew every annum and can support the Project’s power requirements.

Electrical Power Connection Schedule

Over the last month, Skeena has completed the first tie-ins to the 287kV transmission line at Volcano Creek, during a planned maintenance shutdown of the CMH facilities. Continued work on the electrical power infrastructure to the Project will continue over the next 12 months, with the ring bus and transformer installation at the new Eskay substation starting in May. Power lines to the site will start this year and are expected to be completed by H2 2026.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

X / Facebook / LinkedIn / Instagram

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to statements regarding the need for additional interconnections to the BC Hydro grid, the future price of electricity, the emissions associated with power to be purchased from BC Hydro, plans to build a substation, plans to connect to the CMH transmission system, the sufficiency of the agreement to support the Project’s power requirements, the timing and completion of installation of the ring bus, transformer and power lines to site, planned production, the grade of metals mined during production, and costs during production. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the amount of electricity needed at Eskay Creek, the current price of electricity, estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the future industrial rate from BC Hydro and the tolling and wheeling charges from CMH; changes in plans to increase or decrease electrification at Eskay Creek; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	3